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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F. [X]         Form 40-F. [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes. [ ]               No. [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on August 15, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, regarding the removal of one of its directors, Mr. Peng An Fa. A copy of the English announcement is included in this Form 6-K of the Company.









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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By             /s/ Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: August 16, 2005

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[LOGO]                        [Chinese Characters]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)


                                  ANNOUNCEMENT

China Southern Airlines Company Limited (the "Company") and all of its directors hereby confirm the truthfulness, accuracy and completeness of the content of this announcement, and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

The board of directors of the Company (the "Board") hereby announces that pursuant to article 134 of the articles of association of the Company, the Board considered and approved by way of written resolution the following resolutions:

a. the proposed removal of Mr. Peng An Fa as a director of the Company, in accordance with the relevant rules and regulations, due to his arrest by the relevant authority of the People's Republic of China in connection with allegations of unlawful acts by Mr. Peng An Fa himself; and

b. the proposed submission to the shareholders of the Company to consider and approve, in accordance with the relevant rules and regulations, at the next general meeting of the shareholders of the Company the proposed removal of Mr. Peng An Fa as a director of the Company.

All 14 directors of the Company entitled to participate have participated in considering and approving the written resolutions. The format and procedure for passing the resolutions was in accordance with the Company Law of the People's Republic of China and the Company's articles of association.

The alleged unlawful acts of Mr. Peng An Fa were his own personal acts, which are unrelated to the Company and do not materially affect the business and operations of the Company.

                                                 By Order of the Board
                                                     LIU SHAO YONG
                                                        Chairman


Guangzhou, the People's Republic of China
August 12, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.